SUPPLEMENT TO THE

INITIAL ARTICLES OF INCORPORATION

OF

ON-AIR IMPACT, INC.

The undersigned natural persons acting as incorporators of a corporation (the "Corporation") under the provisions of Chapter 78 of the Nevada Revised Statutes, adopts the following Articles of Incorporation.

ARTICLE 1

NAME

The name of the Corporation is On-Air Impact, Inc.

ARTICLE 2

PURPOSE

The Corporation shall have the purpose of engaging in any lawful business activity.

ARTICLE 3

INITIAL RESIDENT AGENT AND RESIDENT OFFICE

The name and address of the initial resident agent of the Corporation is Vcorp Services, LLC, a commercial registered agent within the State of Nevada.

ARTICLE 4

AUTHORIZED SHARES

The aggregate number of shares that the Corporation shall have the authority to issue is 100 million (100,000,000) shares of common stock with a par value of $0.0001 per share, and 10 million (10,000,000) shares of preferred stock with a par value of $0.0001 per share. The preferred stock shall have such designations, voting powers, preferences and relative participating optional or other special rights which shall be designated in such series or amounts as the qualifications, limitations and restrictions thereof shall be determined by the Board of Directors of the Corporation

ARTICLE 5

DIRECTORS

Section 5.1      Style of Governing Board. The members of the governing board of the Corporation shall be styled as Directors.

Section 5.2      Initial Board of Directors. The initial Board of Directors shall consist of one (1) Director.

Section 5.3      Names and Addresses. The names and addresses of the persons who are to serve as Directors until the first annual meeting of the shareholders, or until their successors shall have been elected and qualified, are as follows:

Dorothy Whitehouse
Edward Whitehouse

The Courts of Red Bank
130 Maple Avenue, Suite 6D
Bank, NJ 07701

Section 5.4       Increase or Decrease of Directors. The number of Directors of the Corporation may be increased or decreased from time to time as shall be provided in the Bylaws of the Corporation.

ARTICLE 6

DISTRIBUTIONS

The Corporation shall be entitled to make distributions to the fullest extent permitted by law.

ARTICLE 7

RELEASE AND INDEMNIFICATION

To the fullest extent permitted by Nevada law, the Directors and officers of the Corporation shall be released from personal liability for damages to the Corporation or its stockholders. To the fullest extent permitted by Nevada law, the Corporation shall advance expenses to its Directors and officers to defend claims made against them because they were or are Directors or officers and shall indemnify its Directors and officers from liability for expenses incurred as a result of such claims. The Corporation may provide in its Bylaws that indemnification is conditioned on receiving prompt notice of the claim and the opportunity to settle or defend the claim.

ARTICLE 8

INCORPORATOR

The name and address of the incorporator of the Corporation is as follows:

20 Robert Pitt Drive, Suite 214
Monsey, NY 10952
Phone: 888-528-2677
Contact: Isaac Muller

EXECUTED this 26th day of May, 2010.

/s/Isaac Muller, Incorporator